SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

  Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

July 16, 2007

      NNO – TSX

    NTO – AMEX

AGUA RICA PROJECT ENVIRONMENTAL AND SOCIAL IMPACT ASSESSMENT SUBMITTED

Northern Orion is pleased to announce that Minera Agua Rica, its wholly owned subsidiary, has submitted the required Environmental and Social Impact Assessment (“ESIA”) Report for the development of its Agua Rica copper/gold/molybdenum development project to the Province of Catamarca, Argentina.  The ESIA, which outlines the economic and employment benefits to the local communities in accordance with the updated international guidelines, is the final submission required to receive the operating permit for mine development.

The ESIA is the result of 11 years of research and community engagement and cost approximately $9 million to complete. The process to receive the development permit is estimated to take 8 to 12 months.

“We are pleased to reach this key milestone in the continued development of the Agua Rica Project and we look forward to working with the Province of Catamarca through this process.” said David Cohen, President and CEO.  "Our team in Argentina has worked closely with both the local communities and government officials in completing all the necessary work required for our ESIA documentation. There is very strong support for the project at the local community level and we expect to receive our required permits within the timeframe set out by the government."

The Executive Summary to the ESIA can be viewed in the company’s website at www.northernorion.com.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970 or info@northernorion.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to, anticipated timing for issuance of a development license for the Agua Rica project and regulatory requirements for the project are based on certain assumptions, including that no additional requirements will be imposed and that the ESIA will prove to be acceptable to the applicable governmental authorities.  Such statements also involve known and unknown risks, uncertainties and other factors which may cause the actual timing, results, performance or achievement of Northern Orion to be materially different from those expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to international operations, risks related to economic and political stability in Argentina, and possible changes in government regulation as well as those factors discussed in the section entitled “Risk Factors” in Northern Orion’s Renewal Annual Information form attached to Northern Orion’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual timing and results to differ materially, there may be other factors that cause timing or results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Northern Orion disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

July 16, 2007

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer